UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41324

AKANDA CORP.

(Name of registrant)

100 King Street W, Suite 1600

Toronto, Ontario M5X 1G5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

On Thursday, October 30, 2025 at 10:00 a.m. (Toronto time), Akanda Corp. (the “Company”) convened its previously announced special meeting (the “Meeting”) of the holders of common shares of the Company. At the Meeting, at which a quorum was present, the Meeting was adjourned to November 28, 2025. Accordingly, the Meeting will be reconvened on Friday, November 28, 2025 at 10:00 a.m. (Toronto time) at the offices of Gowling WLG (Canada) LLP, Suite 1600, 100 King Street, West, Toronto, ON, M5X 1G5.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: October 31, 2025	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director